Mail Stop 3561

April 3, 2007

Lawrence C. Yarberry
Chief Financial and Accounting Officer
Pacer International, Inc.
2300 Clayton Road, Suite 1200
Concord, CA 94520

> **Re:** **Pacer International, Inc.**
> **File No. 000-49828**
> **Form 10-K: For the Fiscal Year Ended December 29, 2006**

Dear Mr. Yarberry:

We have reviewed the above referenced filing and have the following comments. In our comments, we ask you to provide us with supplemental information so we may better understand your accounting treatment and disclosure with regard to the issues addressed below. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 29, 2006

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Goodwill, page F-10

1. We note that at December 29, 2006, $119.3 million of your goodwill balance was allocated to your logistics segment. You state in your discussion of your "Critical

Accounting Policies" in the MD&A section of your Form 10-K that you determine the fair value of your reporting units for purposes of assessing goodwill through the use of an income approach and a market approach. You state further that your income approach is based upon the present value of estimated future cash flows. In this regard, we note that the "Income from Operations" generated by your logistics segment declined from approximately $5.4 million for the fiscal year ending December 30, 2005 to $1.6 million over fiscal year ending December 29, 2006. Furthermore, since the transitioning of a truck brokerage customer to another service provider resulted in a 40.9 % decrease in revenues generated by the truck brokerage unit of your logistics segment for fiscal year 2006 (as compared to fiscal year 2005), we are unclear to what extent the decline in "Income from Operations" generated by your logistics segment is expected to be reversed in subsequent periods. Given the aforementioned facts, please describe for us in detail the assumptions which you used in determining that the fair value of your logistics segment exceeded the carrying value of the segment (including goodwill) by approximately $23 million. Due to the disparity between the most recent income generated by the operations of your logistics segment and the carrying value of solely the goodwill assigned to that segment, your response should discuss information including, but not limited to, the projected cash flows of the logistics segment, expected growth of such cash flows, the total carrying value of the logistics segment, and qualitative factors considered when performing your goodwill impairment analysis. Please consider providing a copy of your goodwill analysis to the extent you believe it will aid in our understanding of your conclusions.

Note 6. Commitments and Contingencies, page F-22

2. We note that during 2006, your subsidiary, Pacer Global Logistics, Inc. ("PGL"), served a notice of dispute on Del Monte regarding PGL's claims for payment from Del Monte of up to $15.7 million in transportation costs incurred by PGL to provide truckload service for Del Monte. We also note that i) Del Monte contends that it is only obligated to pay PGL $48,000 for the services which PGL rendered and ii) that the disputed amount is currently in arbitration. You state further that while you believe PGL has presented valid and meritorious arguments for all monies claimed to be due from Del Monte, you cannot provide any assessment of the probable outcome of the arbitration at this time. Given the aforementioned facts, please tell us whether or not the $15.7 million which you believe is owed to PGL by Del Monte is included in your company's accounts receivable balance at December 29, 2006. If so, please tell us in detail why you did not believe it was necessary to reserve the entire Del Monte receivable balance at December 29, 2006.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant